January 8, 2020

Jacob Chacko, M.D.
President and Chief Executive Officer
Oric Pharmaceuticals, Inc.
240 E. Grand Ave, 2nd Floor
South San Francisco, CA 94080

       Re: Oric Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 13, 2019
           CIK No. 0001796280

Dear Dr. Chacko:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus summary
Overview, page 1

1. We note your references throughout your registration statement to your product candidates as potentially "first-in-class." This term suggests that your product candidates are effective and likely to be approved. Further, it is inappropriate for you to state or imply that you will achieve a given market share given the length of time and uncertainty with respect to securing marketing approval for your product candidates. Please delete these references. If your use of this term was intended to convey your belief that the products are further along in the development process, you may discuss that you are not aware of competing products that are further along in the development process. Statements such as
 Jacob Chacko, M.D.
Oric Pharmaceuticals, Inc.
January 8, 2020
Page 2
         these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.
2. Your pipeline table appears to include every in-house development program. Please revise the table to include only those programs that are material to the company. If you believe that every program listed is material, please provide us with an analysis explaining your belief. In particular, to the extent your lead optimization program is material to the company, please discuss this in your analysis.
3. We note your reference to Drs. Sawyers and Lowe as "founders." We also note your website describes Dr. Sawyers as a member of your Scientific Advisory Board and Dr.
         Lowe as a consultant. Please revise the Prospectus Summary and other applicable sections of the registration statement to clearly explain the extent of your "founders"
         involvement with your company including contractual relationships. In your revised disclosure, please also explain what it means to be a "founder." A "founder" who is not a principal stockholder or employee does not appear to have a current connection to the company. In this regard, please explain whether Drs. Sawyers and Lowe has maintained or transferred their initial interest and other rights in the company.
4. We note that your lead product candidate, ORIC-101, builds on academic work from Dr.
         Sawyers laboratory at Memorial Sloan Kettering Cancer Center. Please clarify the nature and scope of any engagement with Dr. Sawyers and/or Memorial Sloan Kettering Cancer
         Center to include what entitlement, if any, you have to intellectual property deriving from
         Dr. Sawyers and/or Memorial Sloan Kettering Cancer Center.
Our strategy, page 5

5. We note your strategy to "[r]apidly" advance your lead product candidate through clinical development. Please revise your disclosure and similar statements throughout your registration statement to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as these statements are speculative for you to make.
Risk Factors
Intellectual property discovered through government funded programs may be subject to federal regulations..., page 62

6. We note that you may be subject to federal regulations such as march-in rights. Please provide additional disclosure regarding:
         the technology or technologies subject to march-in rights;
FirstName LastNameJacob Chacko, M.D. would be affected by the exercise of march-in rights;
         the portion of your business that
Comapany andNameOric Pharmaceuticals, Inc.
January 8, 2020 Page 2 how you may be compensated in the event such rights are exercised.
            whether and
FirstName LastName
 Jacob Chacko, M.D.
FirstName LastNameJacob Chacko, M.D.
Oric Pharmaceuticals, Inc.
Comapany2020
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FirstName LastName
Market, industry and other data, page 78

7. Please delete the statement that you have not separately verified data from third parties or revise your disclosure to specifically state that you are liable for the data included in the registration statement.
Use of proceeds, page 79

8. Please expand your disclosure to specify the intended use of proceeds, including the amount you intend to allocate to ORIC-201 and the other research and development activities, individually. Additionally, please revise to state how far the net proceeds are expected to allow you to continue in the development for each of your product candidates. Refer to Item 504 of Regulation S-K.
Managements discussion and analysis of financial condition and results of operations
Critical accounting policies and significant judgments and estimates Stock-based compensation , page 97

9. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
GR antagonist program: ORIC-101, page 104

10.      We note that you have developed a proprietary immunohistochemistry
(IHC) assay that
         measures GR protein expression levels as well as a proprietary GR gene activation signature that measures GR signaling activity, both of which are being utilized in your two ongoing Phase 1b clinical trials of ORIC-101. On page 32, you note that the FDA has required marketing approval of all companion diagnostic tests for cancer therapies. In the business section, please revise your disclosure to explain how approval of your diagnostic tools for ORIC-101 impacts the timing of approval and/or commercialization of ORIC-
         101. Please also disclose the impact to approval and/or marketing of ORIC-101 if the diagnostic tool is not approved.
Background on cancer resistance, page 107

11. Please revise your discussion of innate resistance to clearly provide that basis for your belief that innate resistance targets have a "higher probability of technical success than other cancer targets" and "the potential for rapid clinical development and approval timelines."
 Jacob Chacko, M.D.
FirstName LastNameJacob Chacko, M.D.
Oric Pharmaceuticals, Inc.
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FirstName LastName
The glucocorticoid receptor as a mechanism of resistance, page 113

12. At first use, please provide a brief explanation of the disclosed p-value and how it is used to measure statistical significance. Please also explain the relevance of statistical significance to the FDA's evidentiary standards for drug approval. ORIC-101 differentiation, page 115

13. We note that you conducted a series of in vitro experiments evaluating ORIC-101, mifepristone and relacorilant with determinations of more favorable, comparable, or less favorable. Please provide context for these studies by providing the specific details and parameters of the studies from which this data was drawn, including endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results. If you cannot provide this information, please remove these comparisons.
Our collaboration and license agreements, page 130

14. We note your disclosure that you have entered into agreements with Memorial Sloan
         Kettering Cancer Center and Washington University in St. Louis. To the extent that these agreements are material, please describe the material terms and file them as exhibits to the registration statement, or tell us why this is not required. See Item 601(b)(10) of
         Regulation S-K.
Intellectual property, page 132

15. We note that you have licensed certain pending patents from Memorial Sloan Kettering
         Cancer Center. Please amend your disclosure to discuss the material terms of this license agreement. In your description of this agreement you should specifically identify, to the extent material:
           each party s rights and obligations;
           nature and scope of intellectual property transferred if the agreement involves a license;
           duration of agreement and royalty term, if applicable;
           termination provisions; and
           payment provisions.

         In addition, please file the agreement as an exhibit to your registration statement as required under Item 601(b)(10) of Regulation S-K.
16. Please revise your disclosure to identify the applicable foreign jurisdictions for your pending patent applications.
 Jacob Chacko, M.D.
FirstName LastNameJacob Chacko, M.D.
Oric Pharmaceuticals, Inc.
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FirstName LastName
Executive compensation, page 157

17.      Please update your disclosure to include the disclosures required by
Item 402 of
         Regulation S-K for your last completed fiscal year.
General

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Melissa Rick, Esq.